Philip D. Fracassa
Chief Financial Officer

T 234.262.3008
M 330.284.2741
philip.fracassa@timken.com

July 10, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F. Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	The Timken Company

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 28, 2014

File No. 1-1169

Dear Mr. O’Brien:

This letter is in response to your correspondence of July 8, 2014, regarding your review of the filing referenced above for The Timken Company (the “Company”). For your convenience, your comments are repeated below in boldface italics, followed by the Company’s response.

Definitive Proxy Statement

Proxy Card

1.	We note proposal three on the proxy card. In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission’s website.

Company Response: In future filings, the Company will ensure the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

The Timken Company
Mail Code: WHQ-01
4500 Mt. Pleasant St. NW
PO Box 6929
North Canton, Ohio 44720
United States

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or additional comments regarding the foregoing.

Thank you in advance for your cooperation in these matters.

Sincerely,

/s/ Philip D. Fracassa
Philip D. Fracassa
Chief Financial Officer

cc:	Sherry Haywood
Securities and Exchange Commission

Era Anagnosti
Securities and Exchange Commission

Richard G. Kyle, President & CEO
The Timken Company

William R. Burkhart, SVP & General Counsel
The Timken Company